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SEC Mail Processing
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OCT 09 2008

Washington, DC
111

October 7, 2008

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Re: Midas Touch International Holdings, Inc.
Offering Statement on Form 1-A
File No. 24-10184

Ladies and Gentlemen:

On behalf of Midas Touch International Holdings, Inc. ("Midas" or the "Company"), I am submitting this letter in response to comments of the staff of the Securities and Exchange Commission (the "Commission"), relayed during a discussion with Mr. John Reynolds, Assistant Director of the Commission, regarding Midas' offering statement on Form 1-A dated August 7, 2008. I also enclose five (5) copies of Amendment No. 5 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

Uses of Proceeds

Please revise the "Use of Proceeds" section to disclose the use of proceeds below $1,450,000. Also, the disclosure continues to refer to changing the use of proceeds without providing clear disclosure of the circumstances that would cause such changes. Instruction 6 to Item 5 of Offering Circular Model B requires disclosure of "certain contingencies which are adequately disclosed."

We have amended the Use of Proceeds by incorporating two additional tables to disclose the use of proceeds if only $300,000 and $100,000 were received, respectively.

Further, we have added language that provides for a minimum subscription amount of 10,000,000 shares and added the following language in the Cover Page, the Plan of Distribution Section (Item 4) and the Securities Being Offered Section (Item 12) of the offering statement:

"This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 10,000,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 390,000,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at the transfer agency (Bay City Transfer Agency and Registrar) to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 45 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a

"Closing"), until expiration of the Offering which will occur on December 31, 2008. Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering (December 31, 2008), a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing")."

In addition, we have also provided clear disclosure of the circumstances that would cause changes to the use of proceeds; included the terms of the minimum offering as well as the other miscellaneous revisions requested by the Commission.

Finally, following our discussion with Mr. Reynolds, we noted that the Company's financials were not current. Accordingly, we have updated the financial information which resulted in a delay in responding to the comments of the Commission.

We would very much appreciate your prompt review of Amendment No. 5 to Form 1-A and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,



cc: Aaron Chaze, President
        Midas Touch International Holdings, Inc.
        300 Center Avenue, Suite 202
        Bay City, MI 48708